Exhibit 99.1

TRANSCANADA CORPORATION – SECOND QUARTER 2005

Quarterly Report to Shareholders

Media Inquiries:	Kurt Kadatz/Hejdi Feick	(403) 920-7859
(800) 608-7859
Analyst Inquiries:	David Moneta	(403) 920-7911

TransCanada Announces Second Quarter Results,

Board Declares Dividend of $0.305 per Share

CALGARY, Alberta – July 29, 2005 – (TSX: TRP) (NYSE: TRP)

Second Quarter 2005 Highlights:

(All financial figures are in Canadian dollars unless noted otherwise).

•                  Net income for second quarter 2005 of $200 million or $0.41 per share.

•                  Funds generated from operations for second quarter 2005 of $479 million.

•                  Dividend of  $0.305 per common share declared by the Board of Directors.

TransCanada Corporation today announced net income for second quarter 2005 of $200 million or $0.41 per share, compared to $388 million or $0.80 per share for second quarter 2004.  The decrease of $188 million or $0.39 per share was primarily due to the recording in second quarter 2004 of $187 million of after-tax gains relating to the sale of the ManChief and Curtis Palmer assets to TransCanada Power, L.P. (Power LP) and the recognition of dilution gains resulting from a reduction in TransCanada’s ownership interest in Power LP and other previously deferred gains, as well as a $7 million after-tax gain on sale of the company’s equity interest in the Millennium Pipeline project.

Excluding the total gains of $194 million recorded in second quarter 2004 and $1 million recorded in second quarter 2005,  net income for second quarter 2005 increased $5 million to $199 million compared to second quarter 2004.  The increase was mainly due to higher net income from Gas Transmission which benefited from a National Energy Board (NEB) decision on the Canadian Mainline’s 2004 Tolls and Tariff Application (Phase II) effective from January 1, 2004, as well as contributions from the Gas Transmission Northwest System and the North Baja System which were acquired by TransCanada in fourth quarter 2004. The higher net income in Gas Transmission was partially offset by a decrease of $20 million in Power’s net income, primarily due to lower equity income from Bruce Power L.P. and lower operating and other income from Western Operations, partially offset by higher operating and other income from Eastern Operations.

For the first six months of 2005, TransCanada’s net income was $432 million or $0.89 per share,  compared to $602 million or $1.24 per share  for the same period in 2004. The decrease of $170 million or $0.35 per share was mainly the result of significantly higher net income in the Power business in 2004 resulting mainly from the gains related to Power LP.

Funds generated from operations of $479 million and $886 million for the three and six months ended June 30, 2005 increased $97 million and $89 million, respectively, when compared to the same period in 2004.

“Through the second quarter 2005, TransCanada continued to identify and evaluate opportunities to further strengthen its position as a leading energy infrastructure company in North America,” said Hal Kvisle, TransCanada’s chief executive officer.

“Over the long term, we continue to see significant, high quality opportunities to grow and create value for shareholders through greenfield developments and acquisitions.”

During the second quarter, TransCanada:

•                  Closed its acquisition of  hydroelectric generation assets, with total generating capacity of 567 megawatts, from USGen New England, Inc. for US$505 million in cash, subject to closing adjustments.

•                  Received the NEB’s decision on the Canadian Mainline’s 2004  Tolls and Tariff Application (Phase II).  In its decision,  the NEB approved an increase in the deemed common equity component of the Canadian Mainline’s capital structure from 33 per cent to 36 per cent for 2004, which is also effective for 2005 under the 2005 tolls settlement with shippers.  TransCanada had applied for deemed common equity of 40 per cent.

•                  Entered into an agreement with EPCOR Utilities Inc. (EPCOR) whereby EPCOR will acquire TransCanada’s interest in Power LP (TSX: TPL.UN) for $529 million.  The transaction is expected to close in third quarter 2005, subject to regulatory approvals.  Upon closing, TransCanada expects to realize an after-tax gain of approximately $200 million from this sale.

•                  Was awarded a contract by Mexico’s Comisión Federal de Electricidad (CFE) to construct, own and operate a 36 inch, 125 kilometre natural gas pipeline in east-central Mexico.  TransCanada expects to invest approximately US$181 million in the project.

•                  Closed the acquisition of a 3.52 per cent ownership interest in Iroquois from a subsidiary of Goldman Sachs & Co. for US$13.6 million, subject to post-closing adjustments.  This acquisition increased TransCanada’s ownership interest from 40.96 per cent to 44.48 per cent.

•                  Announced an agreement to sell its approximate 11 per cent interest in PT Paiton Energy Company (Paiton Energy) in Indonesia to subsidiaries of The Tokyo Electric Power Company for US$103 million ($127 million) subject to adjustments.  The transaction is expected to close in third quarter 2005, subject to approvals.  Upon closing, TransCanada expects to realize an after-tax gain of approximately $115 million.

U.S. GAAP restatement

The company is refiling its 2004 consolidated financial statements, which contain a restated Note 22 (U.S. GAAP), with securities regulators in Canada and the United States.  The restatement relates to the reporting of TransCanada’s investment in Power LP.  For U.S. generally accepted accounting principles (GAAP) purposes, certain transactions involving Power LP, in the period 1997 to 2001, should have been accounted for differently than under Canadian GAAP.  This has been corrected on a retroactive basis.  The restated Note has no impact on TransCanada’s 2004 financial statements as reported under Canadian GAAP or on total shareholders’ equity at December 31, 2004 as prepared under U.S. GAAP.

Consolidated financial statements for the year ended December 31, 2004 containing the restated Note will be filed on SEDAR and EDGAR and are available at www.transcanada.com.  Printed copies may be obtained from TransCanada by calling (403) 920-2000.

Teleconference

TransCanada will hold a teleconference today at 9 a.m. (Mountain) / 11 a.m. (Eastern) to discuss the second quarter 2005 financial results and general developments and issues concerning the Company. Analysts, members of the media and other interested parties wanting to participate should phone 1-866-546-6145 or 416-406-4206 (Toronto area) at least 10 minutes prior to the start of the teleconference.  No passcode is required. A live audio webcast of the teleconference will also be available on TransCanada’s website at www.transcanada.com.

The conference will begin with a short address by members of TransCanada’s executive management, followed by a question and answer period for investment analysts.  A question and answer period for members of the media will immediately follow.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight (Eastern) August 5, 2005 by dialing 1-800-408-3053 or 416-695-5800 (Toronto area) and entering passcode 3158123. The webcast will be archived and available for replay.

About TransCanada

TransCanada is a leading North American energy company. TransCanada is focused on natural gas transmission and power services with employees who are expert in these businesses. TransCanada’s network of approximately 41,000 kilometres (25,600 miles) of pipeline transports the majority of Western Canada’s natural gas production to the fastest growing markets in Canada and the United States. TransCanada owns, controls or is constructing approximately 5,700 megawatts of power generation – an amount of power that can meet the needs of about 5.7 million average households. TransCanada announced in May that it plans to sell its interest in TransCanada Power, L.P., which owns a 744 megawatt power portfolio. The Company’s common shares trade under the symbol TRP on the Toronto and New York stock exchanges.

Second Quarter 2005 Financial Highlights

(unaudited)

Operating Results	Three months ended June 30		Six months ended June 30
(millions of dollars)	2005	2004	2005	2004

Revenues	1,444	1,344	2,851	2,700

Net Income	200	388	432	602

Cash Flows
Funds generated from operations	479	382	886	797
Capital expenditures	135	93	243	194
Acquisitions, net of cash acquired	632	14	632	14

	Three months ended June 30		Six months ended June 30
Common Share Statistics	2005	2004	2005	2004

Net Income Per Share - Basic and Diluted	$0.41	$0.80	$0.89	$1.24

Dividends Declared Per Share	$0.305	$0.29	$0.61	$0.58

Common Shares Outstanding (millions)
Average for the period	485.9	484.0	485.6	483.7
End of period	486.5	484.2	486.5	484.2

30